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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

IMAGISTICS INTERNATIONAL, INC.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

45247T104

(CUSIP Number)

June 22, 20051

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 As the issuer to which this Schedule 13G/A relates merged on October 31, 2005 with and into Océ N.V., a company based in Venlo, the Netherlands, and no longer has a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the reporting persons do not technically have an obligation to file this Schedule 13G/A. However, the reporting persons are voluntarily filing this Schedule 13G/A in accordance with best practices and prior to the February 14, 2006 deadline.

13G
CUSIP No. 45247T104

1.	Name of Reporting Person: Blavin & Company, Inc.		I.R.S. Identification Nos. of above persons (entities only): (Tax ID: 06-1433471)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 45247T104

1.	Name of Reporting Person: Paul W. Blavin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 45247T104

1.	Name of Reporting Person: Michael Spalter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

SCHEDULE 13G/A
     This Amendment to Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of Blavin & Company, Inc., a Delaware corporation (“BCI”), Mr. Paul W. Blavin, and Mr. Michael Spalter, the principals of BCI, relating to shares of Common Stock of Imagistics International, Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G/A relates to shares of Common Stock of the Issuer purchased by BCI for the account of four institutional clients for which BCI acts as investment adviser.

Item 1(a)	Name of Issuer.

Imagistics International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

100 Oakview Drive, Trumbull, Connecticut 06611.

Item 2(a)	Name of Person Filing.

Blavin & Company, Inc. (“BCI”), Paul W. Blavin, and Michael Spalter as principals for BCI.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

7025 N. Scottsdale Road, Suite 230, Scottsdale, Arizona 85253.

Item 2(c)	Citizenship or Place of Organization.

BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin and Michael Spalter are the principals of BCI and are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

45247T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box.   ☐

Item 4	Ownership.

	(a)	BCI, Mr. Blavin, and Mr. Spalter may be deemed to be the beneficial owners of 0 shares of Common Stock.

	(b)	BCI, Mr. Blavin and Mr. Spalter may be deemed to be the beneficial owners of 0% of the outstanding shares of Common Stock. This percentage is determined by dividing 0 by 15,461,760, the number of shares of Common Stock issued and outstanding on July 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q filed August 5, 2005.

	(c)	BCI has the sole power to vote and dispose of the 0 shares of Common Stock deemed to be beneficially owned by it. As the principals of BCI, Mr. Blavin and Mr. Spalter may direct the vote and disposition of the 0 shares of Common Stock deemed to be beneficially owned by BCI.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated November 18, 2005, between BCI, Paul W. Blavin and Michael Spalter.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 18, 2005

BLAVIN & COMPANY, INC.

By:	/s/ Paul W. Blavin

Paul W. Blavin
Chairman and Chief Executive Officer

/s/ Paul W. Blavin

Paul W. Blavin

/s/ Michael Spalter

Michael Spalter